Exhibit 99.1

Maxeon Solar Technologies Signs Agreements to supply over 300MW of Performance Line Solar Panels to Cypress Creek Renewables

SINGAPORE, 15 March, 2022 – Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN), a global leader in solar innovation and channels, today announced that leading solar company Cypress Creek Renewables (“CCR”) placed a multi-year order for approximately 315 megawatts (MW) of Maxeon’s high-efficiency shingled bifacial Performance line solar modules.

CCR has agreed to procure up to 315MW of Performance line modules to power multiple Solar projects in both Washington and Texas. This new order follows an earlier purchase by CCR of 48MW of Maxeon’s Performance line modules.

Sarah Slusser, CEO at Cypress Creek also added, “Cypress Creek Renewables is excited to be working with Maxeon Solar Technologies to fulfil this mission as we move forward with further development opportunities. Having a solid module partner at this time with a strong manufacturing presence provides our organization with the comfort needed to turn our focus to a seamless project execution strategy.”

“We believe that the U.S. solar market is poised for continued strong growth.” said Jeff Waters, CEO at Maxeon Solar Technologies. “This deal validates Maxeon’s strong position as a major module supplier into the large and growing U.S. utility scale market. We are pleased to be further strengthening our relationship with key strategic partners like Cypress Creek Renewables and we look forward to continuing help power their growth in the United States.”

CCR’s power plant projects will be supplied from Maxeon's recently expanded Performance line module capacity designed to serve the U.S. solar power plant market with leading-edge high-efficiency bifacial products that optimize customer levelized cost of energy (LCOE).

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs, and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,400 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

About Cypress Creek Renewables
Cypress Creek Renewables (CCR) is a leading renewables IPP. CCR develops, finances, owns and operates utility-scale and distributed solar and storage projects across the country. The mission is to power a sustainable future, one project at a time. Since inception, CCR has developed more than 11.5GW of solar projects. Today CCR owns 1.7GW of solar and through its O&M Services business, operates 4GW of solar projects.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the timing and the company’s expectations of success and profitability in its expansion strategy and planned projects in existing and new markets; the company’s expectations regarding customer demand, pricing trends and growth projections; the company’s expectations regarding future performance based on our technology outlook, bookings and pipelines in sales channels, and the operational efficiency of our supply chain; and the company’s expectations regarding our future revenues resulting from contracted orders, including prepayments. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at https://corp.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

© 2022 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
Robert Lahey
Robert.Lahey@maxeon.com
Mobile: +1 (202) 2461-872

Media Contact:
Anna Porta
Anna.Porta@maxeon.com
Mobile: +39 345 7706205

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